As filed with the Securities and Exchange Commission on October 5, 2010

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Receipts

of

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(A.C.N. 005 357 522)

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(F/K/A “THE BANK OF NEW YORK”)

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Receipt representing Ordinary Shares, of Australia and New Zealand Banking Group Limited.	100,000,000 American Depositary Receipts	$5.00	$5,000,000	$356.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Receipts.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 33-26023).

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of December 9, 1988, as amended and restated as of December 6, 1994, as further amended and restated as of March 28, 2003, as further amended and restated as of July 13, 2007, among Australia and New Zealand Banking Group Limited, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Australia and New Zealand Banking Group Limited and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

f.

Power of Attorney. – Filed herewith as Exhibit 6.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 5, 2010.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, of Australia New Zealand Banking Group Limited.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Melbourne, Australia on October 5, 2010.

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

By: /s/ Peter Ralph Marriott

Name: Peter Ralph Marriott

Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 5, 2010.

*

*

________________________________

______________________________

John Powell Morschel

Douglas F Stolberg

Chairman

Chief Executive Officer America

(Authorized U.S. Representative)

*

*

_____________________________

_____________________________

Gregory John Clark

Jeremy John Robson

Director

Deputy Chief Financial Officer

(Principal Accounting Officer)

*

________________________________

/s/ Peter Ralph Marriott

Peter Algernon Franc Hay

Peter Ralph Marriott

Director

Chief Financial Officer

(Principal Financial Officer)

*

*

________________________________

______________________________

Lee Hsien Yang

Michael Roger Pearson Smith

Director

Chief Executive Officer

(Principal Executive Officer)

*

________________________________

Ian John Macfarlane

Director

*

_______________________________

David Edward Meiklejohn

Director

*

________________________________

Alison Mary Watkins

Director

* By: /s/ Peter Ralph Marriott

Peter Ralph Marriott**

Attorney-in fact

** Peter Ralph Marriott is signing for John Powell Morschel, Gregory John Clark, Peter Algernon Franc Hay, Lee Hsien Yang, Ian John Macfarlane,

David Edward Meiklejohn, Alison Mary Watkins, Michael Roger Pearson Smith, Douglas F Stolberg and Jeremy John Robson pursuant to a power of attorney filed as Exhibit 6 to this Registration Statement

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of December 9, 1988, as amended and restated as of December 6, 1994, as further amended and restated as of March 28, 2003, as further amended and restated as of July 13, 2007, among Australia and New Zealand Banking Group Limited, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

1

Letter agreement among Australia and New Zealand Banking Group Limited and The Bank of New York relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

    5

Certification under Rule 466.

6

Power Of Attorney.